UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

GOLDEN QUEEN MINING CO. LTD.

(Name of Issuer)

Common Share, without par value

(Title of Class of Securities)

38115J100

(CUSIP Number)

René Marion

President and Chief Executive Officer

AuRico Gold Inc.

(f/k/a Gammon Gold, Inc.)

320 Bay Street, Suite 1520

Toronto, Ontario M5H 2R3 Canada

(649) 260-8880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Jason K. Zachary

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10001

(212) 446-4800

June 6, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38115J100	Page 1 of 8

1	NAME OF REPORTING PERSONS AuRico Gold Inc. (f/k/a Gammon Gold, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,550,000 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,550,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,550,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (See Item 5)
14	TYPE OF REPORTING PERSON CO

Introductory Note

This Amendment No. 1 on Schedule 13D/A amends and supplements the Schedule 13D originally filed by AuRico Gold Inc. (f/k/a Gammon Gold Inc.) on June 11, 2010 (the “Schedule 13D”). This Amendment No. 1 is being filed to report the sale of Common Shares of the Issuer by the Reporting Person and to report a change in the name of the company and its jurisdiction of incorporation. Except as indicated in this Amendment No. 1, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein that are not defined herein have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to common shares, without par value (“Common Shares”), of Golden Queen Mining Co. Ltd, a corporation organized under the laws of the Province of British Columbia (the “Issuer”). The Issuer has its principal executive offices at 6411 Imperial Avenue, West Vancouver, British Columbia V7W 2J5 Canada.

Item 2.	Identity and Background.

(a) The name of the entity filing this Amendment No. 1 is AuRico Gold Inc. (the “Reporting Person”). On June 9, 2011, shareholders of Gammon Gold Inc. approved a resolution to change the name of the company from Gammon Gold Inc. to AuRico Gold Inc. at the Gammon Gold Inc. Annual and Special Meeting of Shareholders. The name change became effective on June 13, 2011.

(b) The principal business address of the Reporting Person is 320 Bay Street, Suite 1520, Toronto, Ontario M5H 2R3 Canada.

Certain information required by this Item 2(a)—(c) concerning the directors and executive officers of the Reporting Person is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) - (e) Within the past five years, the Reporting Person and, to the knowledge of the Reporting Person, none of the persons set forth on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is organized under the laws of the Province of Ontario. On June 9, 2011, shareholders of Gammon Gold Inc. approved a resolution to change the jurisdiction of incorporation from the Province of Quebec to the Province of Ontario at the Gammon Gold Inc. Annual and Special Meeting of Shareholders. The change of the jurisdiction of incorporation became effective on June 9, 2011. Certain information required by this Item 2(f) concerning the directors and executive officers of the Reporting Person is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

AuRico Gold Inc. sold 950,000 Common Shares of the Issuer in open market transactions from May 2 through June 6, 2011.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Shares of the Issuer deemed to be beneficially owned by the Reporting Person is 6,550,000 shares, which represents approximately 6.9% of the outstanding Common Shares of the Issuer. The ownership percentage is based upon 95,428,380 Common Shares of the Issuer outstanding as of May 13, 2011, as provided by the Issuer. The aggregate number of Common Shares beneficially owned by the Reporting Person consists of 4,050,000 Common Shares and 2,500,000 warrants that are currently exercisable to purchase an aggregate of 2,500,000 Common Shares.

Other than as set forth above, none of the persons set forth on Schedule A has any interest in the Common Shares of the Issuer.

(c) Except as described below, no transactions in the securities of the Issuer were effected by the Reporting Person or, to its knowledge, any other person set forth on Schedule A, during the past 60 days.

The table below sets forth a list of each sale of Common Shares of the Issuer by the Reporting Person in open market transactions since the initial Schedule 13D:

Transaction Date	Number of Shares Sold	Weighted Average Price Per Share*	Price Range*
May 2, 2011	15,300	$3.52	$3.55 – $3.32
May 3, 2011	8,500	$3.38	$3.55 – $3.26
May 4, 2011	6,800	$3.30	$3.34 – $2.89
May 6, 2011	7,800	$3.31	$3.36 – $3.20
May 9, 2011	18,100	$3.40	$3.52 – $3.20
May 10, 2011	59,600	$3.53	$3.55 – $3.48
May 11, 2011	1,400	$3.43	$3.50 – $3.10
May 12, 2011	5,800	$3.35	$3.37 – $2.98
May 13, 2011	10,500	$3.33	$3.40 – $3.12
May 16, 2011	79,400	$3.50	$3.55 – $3.23
May 17, 2011	32,000	$3.51	$3.55 – $3.44
May 18, 2011	105,100	$3.63	$3.69 – $3.45

May 19, 2011	117,600	$3.68	$3.72 – $3.60
May 20, 2011	47,700	$3.66	$3.72 – $3.61
May 24, 2011	106,100	$3.71	$3.75 – $3.65
May 25, 2011	48,500	$3.69	$3.73 – $3.63
May 26, 2011	32,700	$3.66	$3.69 – $3.65
May 27, 2011	95,800	$3.71	$3.75 – $3.65
May 30, 2011	800	$3.75	$3.75 – $3.66
May 31, 2011	7,300	$3.60	$3.73 – $3.57
June 1, 2011	13,500	$3.56	$3.61 – $3.51
June 2, 2011	38,200	$3.45	$3.65 – $3.33
June 3, 2011	56,000	$3.52	$3.59 – $3.40
June 6, 2011	35,500	$3.59	$3.66 – $3.42

*	Sales were completed in open market transactions through a broker at various prices in the indicated range.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: June 16, 2011

AURICO GOLD, INC.

By:	/s/ Scott Perry
Name:	Scott Perry
Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A

CERTAIN INFORMATION REGARDING THE EXECUTIVE OFFICERS AND DIRECTORS OF AURICO GOLD, INC.

Directors

Name	Principal Occupation	Business Address	Citizenship

René Marion	President and Chief Executive Officer of AuRico Gold, Inc.	c/o of AuRico Gold, Inc. 320 Bay Street, Suite 1520 Toronto, Ontario M5H 2R3 Canada	Canada

Luis Chavez	Director of Mexican Operations of AuRico Gold, Inc.	c/o of AuRico Gold, Inc. 320 Bay Street, Suite 1520 Toronto, Ontario M5H 2R3 Canada	Mexico

Ronald Smith	Chartered Accountant	c/o of AuRico Gold, Inc. 320 Bay Street, Suite 1520 Toronto, Ontario M5H 2R3 Canada	Canada

George Elliott	Barrister and Solicitor	c/o of AuRico Gold, Inc. 320 Bay Street, Suite 1520 Toronto, Ontario M5H 2R3 Canada	Canada

Terrence Cooper	Barrister and Solicitor	c/o Cooper & McDonald 1669 Granville Street Halifax, Nova Scotia B3J 1X2 Canada	Canada

Colin K. Benner	Chairman Capstone Mining Corporation	c/o Capstone Mining Corp. Suite 900-999 West Hastings Street Vancouver, British Columbia V6C 2W2 Canada	Canada

Richard M. Colterjohn	Managing Partner and Principal, Glencoban Capital Management Incorporated	c/o Glencoban Capital Management 130 Bloor St. W Suite 905 Toronto, Ontario M5S 1N5 Canada	United States

Alan R. Edwards	President & Chief Executive Office, Cooper One Incorporated	c/o Cooper One Inc. 1980-1075 West Georgia Street Vancouver, British Columbia V6E 3C9 Canada	Canada

Joseph Spiteri	Principal Mining Consultant, SGM Consultants Incorporated	c/o of AuRico Gold, Inc. 320 Bay Street, Suite 1520 Toronto, Ontario M5H 2R3 Canada	Canada

Executive Officers

René Marion	President, Chief Executive Officer and Director

Scott Perry	Executive Vice President and Chief Financial Officer

Russell Tremayne	Executive Vice President and Chief Operating Officer

Chris Bostwick	Senior Vice President, Technical Services

Peter Drobeck	Senior Vice President, Exploration and Business Development

Luis Chavez	Director of Mexican Operations and Director

Chris Richter	Vice President, Corporate Development

The principal occupation of each of the executive officers listed above is serving as an employee of the Reporting Person in their respective capacity listed above. Each of the executive officers listed above is a citizen of the Canada, except Chris Bostwick, who is a citizen of the United States of America, and Luis Chavez, who is a citizen of Mexico, and the principal business address of each such individual is c/o of AuRico Gold, Inc., 320 Bay Street, Suite 1520, Toronto, Ontario M5H 2R3, telephone (649) 260-8880.

The filing of this Amendment No. 1 to Schedule 13D shall not be construed as an admission that any of such individuals is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Amendment No. 1 to Schedule 13D.